1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Jan 12, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/01/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/12/16: Related information regarding the selling Of PCA Well Pool Fund for NT$780,000,001

2	Announcement on 2005/12/20: The company acquires real estate of Da-An engine room and related constructions on self-own land, real estate amounted for over NT$300,000,000.

3	Announcement on 2005/12/21: Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$1,100,000,000

4	Announcement on 2005/12/21: Related information regarding the accumulatively purchasing of INVESCO ROC Bond Fund for NT$675,000,000

5	Announcement on 2005/12/21: Related information regarding the selling of INVESCO ROC Bond Fund for NT$1,005,412,985

6	Announcement on 2005/12/21: Related information regarding the selling of Shinkong Chi-Shin Fund for NT$1,511,713,485

7	Announcement on 2005/12/22: Related information regarding the purchasing of ABN AMRO BOND FUND for NT$900,000,000

8	Announcement on 2005/12/22: Related information regarding the purchasing of JF (Taiwan) First Bond fund for NT$1,000,000,000

9	Announcement on 2005/12/22: Related information regarding the purchasing of JF(Taiwan) Taiwan BOND FUND for NT$1,000,000,000

10	Announcement on 2005/12/22: Related information regarding the purchasing of ABN AMRO SELECT BOND FUND for NT$1,000,000,000

11	Announcement on 2005/12/22: Related information regarding the selling of JF(Taiwan) Taiwan BOND FUND for NT$503,425,574

12	Announcement on 2005/12/22: Related information regarding the selling of JF (Taiwan) First Bond fund for NT$603,798,185

13	Announcement on 2005/12/22: Related information regarding the selling of ABN AMRO SELECT BOND FUND for NT$1,107,272,039

14	Announcement on 2005/12/22: Related information regarding the selling of ABN AMRO BOND FUND for NT$905,914,754

15	Announcement on 2005/12/22: Clarification of the news reported in Apple Daily that Chunghwa Telecom is assessing a capital reduction of NT$30 billion

16	Announcement on 2005/12/26: Related information regarding the purchasing of Dresdner Bond DAM Fund for NT$800,000,000

17	Announcement on 2005/12/26: Related information regarding the purchasing of FUBON JU-I III FUND for NT$500,000,000

18	Announcement on 2005/12/26: Related information regarding the purchasing of NITC Bond Fund for NT$2,000,000,000

19	Announcement on 2005/12/26: Related information regarding the accumulatively selling of Dresdner Bond DAM Fund for NT$805,569,116

20	Announcement on 2005/12/26: Related information regarding the selling of FUBON JU-I III FUND for NT$504,338,936

21	Announcement on 2005/12/26: Related information regarding the selling of NITC Bond Fund for NT$2,013,301,487

22	Announcement on 2005/12/27: Related information regarding the purchasing of Fuhwa Apex Bond Fund for NT$300,000,000

23	Announcement on 2005/12/27: Related information regarding the purchasing of Barits Bond Fund for NT$690,000,000

24	Announcement on 2005/12/27: Related information regarding the accumulatively selling of Fuhwa Apex Bond Fund for NT$401,544,340

25	Announcement on 2005/12/27: Related information regarding the accumulatively selling of Barits Bond Fund for NT$604,798,579

26	Announcement on 2005/12/27: The material information regarding the selling of NITC Bond Fund announced on Dec. 26 was a duplicate.

27	Announcement on 2005/12/30: The purchase of Multi-Function Telephone Set. etc., which amounted to NT$569,800,000.

28	Announcement on 2005/12/30: Related information regarding the purchasing of TIIM High Yield Fund for NT$520,000,000

29	Announcement on 2005/12/30: Related information regarding the selling of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$652,889,462

30	Announcement on 2005/12/30: Related information regarding the selling of HSBC Taiwan Dragon Fund for NT$303,441,131

31	Announcement on 2005/12/30: Related information regarding the accumulatively selling of TIIM High Yield Fund for NT$412,260,959

32	Announcement on 2006/01/06: The assignment of three new positions was approved by the extraordinary BOD Meeting.

33	Announcement on 2006/01/06: Chunghwa Telecom has concluded the Collective Bargaining Agreement with its Workers’ Union

34	Announcement on 2005/01/10: Dec 2005 sales

EXHIBIT 1

Related information regarding the selling of PCA Well Pool Fund for NT$780,000,001

Date of events: 2005/12/16

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2. Date of occurrence of the event: 2005/09/26~2005/12/16

3. Volume, unit price, and total monetary amount of the transaction: 63,169,541.3 Units; NT$12.3223~12.3518; NT$780,000,001

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$3,690,558

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 18,202,058.4 Units; NT$224,828,185; 1.42%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.34

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 2

The company acquires real estate of Da-An engine room and related constructions on self-own land, real estate amounted for over NT$300,000,000.

Date of events: 2005/12/20

Contents:

1. Type of contract: On-going construction of water & electricity facilities in Da-An engine room & Da-An line center.

2. Date of occurrence of the event: 2005/12/20

3. Counterparty to the contract and relationship between it and the Company: Fure-Lin engineering Co., Ltd.

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations: NT$317,800,000; NT$317,800,000; The day before the accomplished-day of main building plus 30 days; none; As contract

5. Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation): None

6. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

7. Is the appraisal report price a limited price or specific price?: NA

8. Has an appraisal report not yet been obtained?: NA

9. Reason an appraisal report has not yet been obtained: NA

10. Concrete purpose/objective of the acquisition: Enhancing function of main building

11. Do the directors have any objection to the present transaction?: NA

12. Any other matters that need to be specified: None

EXHIBIT 3

Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$1,100,000,000

Date of events: 2005/12/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shinkong Chi-Shin Fund

2. Date of occurrence of the event: 2005/12/21

3. Volume, unit price, and total monetary amount of the transaction: 77,828,720.21 Units; NT$14.1336; NT$1,100,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 77,828,720.21 Units; NT$1,100,000,000; 5%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$14.13

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 4

Related information regarding the accumulatively purchasing of INVESCO ROC Bond Fund for NT$675,000,000

Date of events: 2005/12/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): INVESCO ROC Bond Fund

2. Date of occurrence of the event: 2005/12/21

3. Volume, unit price, and total monetary amount of the transaction: 45,997,533.17 Units; NT$14.6747; NT$675,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INVESCO Taiwan Limited.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 45,997,533.17 Units; NT$675,000,000; 4.98%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$ 14. 67

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the selling of INVESCO ROC Bond Fund for NT$1,005,412,985

Date of events: 2005/12/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): INVESCO ROC Bond Fund

2. Date of occurrence of the event: 2005/09/26~2005/12/21

3. Volume, unit price, and total monetary amount of the transaction: 68,559,832.17 Units; NT$14.6316~14.6747; NT$1,005,412,985

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INVESCO Taiwan Limited.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$5,412,986

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$14.65

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 6

Related information regarding the selling of Shinkong Chi-Shin Fund for NT$1,511,713,485

Date of events: 2005/12/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shinkong Chi-Shin Fund

2. Date of occurrence of the event: 2005/12/21

3. Volume, unit price, and total monetary amount of the transaction: 106,958,841.72 Units; NT$14.1336; NT$1,511,713,485

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$9,530,032

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$ 0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$14.13

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 7

Related information regarding the purchasing of ABN AMRO BOND FUND for NT$900,000,000

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO BOND FUND

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 60,578,728.79 Units; NT$14.8567; NT$900,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 60,578,728.79 Units; NT$900,000,000; 1.85%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$14.85

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 8

Related information regarding the purchasing of JF (Taiwan) First Bond fund for NT$1,000,000,000

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) First Bond fund

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 72,138,621.6 Units; NT$13.8622; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 72,138,621.6 Units; NT$1,000,000,000; 5%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$13.86

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 9

Related information regarding the purchasing of JF(Taiwan) Taiwan BOND FUND for NT$1,000,000,000

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) Taiwan BOND FUND

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 66,450,481.1 Units; NT$15.0488; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 66,450,481.1 Units; NT$1,000,000,000; 4.4%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$15.04

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 10

Related information regarding the purchasing of ABN AMRO SELECT BOND FUND for NT$1,000,000,000

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO SELECT BOND FUND

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 89,475,850.47 Units; NT$11.1762; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 89,475,850.47 Units; NT$1,000,000,000; 4.59%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.17

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 11

Related information regarding the selling of JF(Taiwan) Taiwan BOND FUND for NT$503,425,574

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) Taiwan BOND FUND

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 33,452,871.6 Units; NT$15.0488; NT$503,425,574

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$3,425,574

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$15.04

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 12

Related information regarding the selling of JF(Taiwan) First Bond fund for NT$603,798,185

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) First Bond fund

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 43,557,168.8 Units; NT$13.8622; NT$603,798,185

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$3,798,185

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$13.86

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 13

Related information regarding the selling of ABN AMRO SELECT BOND FUND for NT$1,107,272,039

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO SELECT BOND FUND

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 99,074,107.43 Units; NT$11.1762; NT$1,107,272,039

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$7,272,039

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.17

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 14

Related information regarding the selling of ABN AMRO BOND FUND for NT$905,914,754

Date of events: 2005/12/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): ABN AMRO BOND FUND

2. Date of occurrence of the event: 2005/12/22

3. Volume, unit price, and total monetary amount of the transaction: 60,976,849.12 Units; NT$14.8567; NT$905,914,754

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$5,914,754

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$14.85

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 15

Clarification of the news reported in Apple Daily that Chunghwa Telecom is assessing a capital reduction of NT$30 billion

Date of events: 2005/12/22

Contents:

1. Name of the reporting media: Apple Daily

2. Date of the report: 2005/12/22

3. Content of the report: Chunghwa Telecom is assessing a capital reduction of NT$30 billion

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: The Company is studying possible methods to improve the capital structure and there is no conclusion at the moment.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 16

Related information regarding the purchasing of Dresdner Bond DAM Fund for NT$800,000,000

Date of events: 2005/12/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Dresdner Bond DAM Fund

2. Date of occurrence of the event: 2005/12/26

3. Volume, unit price, and total monetary amount of the transaction: 70,007,788.37 Units; NT$11.4273; NT$800,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Dresdner Asset Management Taiwan LTD; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 70,007,788.37 Units; NT$800,000,000; 3.41%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.42

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 17

Related information regarding the purchasing of FUBON JU-I III FUND for NT$500,000,000

Date of events: 2005/12/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): FUBON JU-I III FUND

2. Date of occurrence of the event: 2005/12/26

3. Volume, unit price, and total monetary amount of the transaction: 41,412,669.0 Units; NT$12.0736; NT$500,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 41,412,669.0 Units; NT$500,000,000; 2.27%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.07

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 18

Related information regarding the purchasing of NITC Bond Fund for NT$2,000,000,000

Date of events: 2005/12/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2. Date of occurrence of the event: 2005/12/26

3. Volume, unit price, and total monetary amount of the transaction: 12,326,124.6 Units; NT$162.2570; NT$2,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management (Asia) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 12,326,124.6 Units; NT$2,000,000,000; 2.87%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$162.25

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 19

Related information regarding the accumulatively selling of Dresdner Bond DAM Fund for NT$805,569,116

Date of events: 2005/12/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Dresdner Bond DAM Fund

2. Date of occurrence of the event: 2005/12/26

3. Volume, unit price, and total monetary amount of the transaction: 70,495,140.24 Units; NT$11.4273; NT$805,569,116

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Dresdner Asset Management Taiwan LTD; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$5,569,116

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short- term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.42

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 20

Related information regarding the selling of FUBON JU-I III FUND for NT$504,338,936

Date of events: 2005/12/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): FUBON JU-I III FUND

2. Date of occurrence of the event: 2005/12/26

3. Volume, unit price, and total monetary amount of the transaction: 41,772,042.80 Units; NT$12.0736; NT$504,338,936

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$3,183,030

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.07

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 21

Related information regarding the selling of NITC Bond Fund for NT$2,013,301,487

Date of events: 2005/12/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2. Date of occurrence of the event: 2005/12/26

3. Volume, unit price, and total monetary amount of the transaction: 12,408,102.50 Units; NT$162.2570; NT$2,013,301,487

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management (Asia) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$13,301,487

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%;3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$162.25

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 22

Related information regarding the purchasing of Fuhwa Apex Bond Fund for NT$300,000,000

Date of events: 2005/12/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuhwa Apex Bond Fund

2. Date of occurrence of the event: 2005/12/27

3. Volume, unit price, and total monetary amount of the transaction: 25,752,178.2 Units; NT$11.6495; NT$300,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuhwa Securities Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 25,752,178.2 Units; NT$300,000,000; 4.5%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.64

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 23

Related information regarding the purchasing of Barits Bond Fund for NT$690,000,000

Date of events: 2005/12/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Barits Bond Fund

2. Date of occurrence of the event: 2005/08/24~2005/12/27

3. Volume, unit price, and total monetary amount of the transaction: 57,602,897.00 Units; NT$11.9431~11.9931; NT$690,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Barits Securities Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 40,856,826.00 Units; NT$490,000,000; 4.9%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.96

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 24

Related information regarding the accumulatively selling of Fuhwa Apex Bond Fund for NT$401,544,340

Date of events: 2005/12/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuhwa Apex Bond Fund

2. Date of occurrence of the event: 2005/12/27

3. Volume, unit price, and total monetary amount of the transaction: 34,468,804.70 Units; NT$11.6495; NT$401,544,340

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuhwa Securities Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$1,544,340

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.64

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 25

Related information regarding the accumulatively selling of Barits Bond Fund for NT$604,798,579

Date of events: 2005/12/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Barits Bond Fund

2. Date of occurrence of the event: 2005/12/27

3. Volume, unit price, and total monetary amount of the transaction: 50,428,878.20 Units; NT$11.9931; NT$604,798,579

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Barits Securities Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$4,798,579

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.99

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 26

The material information regarding the selling of NITC Bond Fund announced on Dec. 26 was a duplicate.

Date of events: 2005/12/27

Contents:

1. Date of occurrence of the event: 2005/12/26

2. Cause of occurrence: After publishing the material information regarding the selling of NITC Bond Fund, Chunghwa Telecom posted it twice .

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 27

The purchase of Multi-Function Telephone Set. etc., which amounted to NT$569,800,000.

Date of events: 2005/12/30

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): S12 DSS Equal Access and new feature facility

2. Date of the occurrence of the event: 2005/12/30

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$569,800,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TAIWAN INTERNATIONAL STANDARD ELECTRONICS LTD.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement management rules of Chunghwa Telecom Co., Ltd.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 28

Related information regarding the purchasing of TIIM High Yield Fund for NT$520,000,000

Date of events: 2005/12/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): TIIM High Yield Fund

2. Date of occurrence of the event: 2005/12/22~2005/12/30

3. Volume, unit price, and total monetary amount of the transaction: 42,544,595.6479 Units; NT$12.219~12.2234; NT$520,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Investment Management Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 42,544,595.6479 Units; NT$520,039,610; 4.25%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.22

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 29

Related information regarding the selling of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$652,889,462

Date of events: 2005/12/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC NTD MONEY MANAGEMENT FUND 2

2. Date of occurrence of the event: 2005/09/26~2005/12/30

3. Volume, unit price, and total monetary amount of the transaction: 47,107,935.2 Units; NT$13.8354~13.8729; NT$652,889,462

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management (Taiwan) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$2,889,462

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$13.85

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 30

Related information regarding the selling of HSBC Taiwan Dragon Fund for NT$303,441,131

Date of events: 2005/12/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Taiwan Dragon Fund

2. Date of occurrence of the event: 2005/09/26~2005/12/30

3. Volume, unit price, and total monetary amount of the transaction: 19,966,855 Units; NT$15.1663~15.2125; NT$303,441,131

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management (Taiwan) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$3,441,131

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0 Units; NT$0; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$15.18

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 31

Related information regarding the accumulatively selling of TIIM High Yield Fund for NT$412,260,959

Date of events: 2005/12/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): TIIM High Yield Fund

2. Date of occurrence of the event: 2005/12/30

3. Volume, unit price, and total monetary amount of the transaction: 33,727,192.0373 Units; NT$12.2234; NT$412,260,959

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Investment Management Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$1,815,880

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 9,002,373.3530 Units; NT$110,039,610; 0.9%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.3%; 3.74%; NT$44,894,838,784

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.22

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 32

The assignment of three new positions was approved by the extraordinary BOD Meeting

Date of events: 2006/01/06

Contents:

1. Date of occurrence of the event: 2006/01/06

2. Name of the company: Chunghwa Telecom

3. Relationship to the company (listed company or affiliated company): listed company

4. The shareholding ratios of mutual holding: None

5. Cause of occurrence: The following assignments were approved by the extraordinary BOD Meeting. Mr. Jung-Ho Lee was appointed as the EVP & President of Southern Taiwan Business Group. Mr. Jen-Hon Lin was appointed as the EVP & President of International Business Group. Mr. Tsung-Yen Chang was appointed as the Senior VP of the Company.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 33

Chunghwa Telecom has concluded the Collective Bargaining Agreement with its Workers’ Union

Date of events: 2006/01/06

Contents:

1. Date of occurrence of the event: 2006/01/06

2. Name of the company: Chunghwa Telecom

3. Relationship to the company (listed company or affiliated company): listed company

4. The shareholding ratios of mutual holding: None

5. Cause of occurrence: The Members Convention of Workers’ Union and BOD Meeting of Chunghwa Telecom have passed the resolution to conclude a new Collective Bargaining Agreement on 2006/01/06

6. Countermeasures: None

7. Any other matters that need to be specified: The key points are as follows:

1. No fire, no layoff and no salary reduction in principle, in addition, there will be no layoff and no salary reduction at least within five years . However, conditions exist as prescribed in Article 11-5 and Article 12 of the Labor Standards Act shall not be applicable.

2. To cope with the needs of operations and adjustments of manpower, early retirement program can be implemented by the Company with the provision of incentives better than six months’ salary and one month’s wage.

3. The annual leaves for employees who stayed with the Company post privatization shall be governed by the original laws prior to privatization and shall be computed on a cumulative basis.

4. The mandatory retire age of employees post privatization shall still be governed by the applicable laws prior to privatization.

5. Bonus will be given to employees who outperform or have distinct contributions in accordance with the performance-based incentive program.

EXHIBIT 34

Chunghwa Telecom

Jan 10, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec. 2005

1) Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
Dec.	Invoice amount	19,105,399	18,930,350	175,049	0.92%

Jan - Dec.	Invoice amount	212,212,469	211,799,366	413,103	0.20%

Dec.	Net sales	15,944,135	15,781,719	162,416	1.03%

Jan - Dec.	Net sales	183,381,851	182,562,682	819,169	0.45%

b Trading purpose : None